

June 24, 2015

Via E-mail
Philipp Lang, M.D.
Chief Executive Officer
ConforMIS, Inc.
28 Crosby Drive
Bedford, MA 01730

> **Re: ConforMIS, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 18, 2015**
> **File No. 333-204384**

Dear Dr. Lang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related-Person Transactions, page 152

1.   Please describe the rights that exhibit 10.1 granted to related persons. Also, please provide us your analysis of whether the "Financing Documents" mentioned in exhibit 10.1 must be filed as exhibits to this registration statement.

Exhibit 1.1

2.   We note that your exhibit does not contain all of the schedules and annexes. Please ensure you have filed a complete exhibit in accordance with Regulation S-K Item 601.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail):   Richard A. Hoffman, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP